Exhibit 4.30

Supplementary Agreement

This Supplementary Agreement (hereinafter referred to as this “Agreement”) is entered into and among the following Parties in Chaoyang District, Beijing on June 1, 2020:

Party A:

Liu Yang, a citizen of the People’s Republic of China (“China”, for the purpose of this Agreement, excluding Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan), holding the ID card No.: ***;

Party B:	Wei Wei, a Chinese citizen, holding the ID Card No.: ***; Peng Xiaomei, a Chinese citizen, holding the ID Card No.: ***; and

Party C:

Shenzhen Xiaogang Technology Co., Ltd., a limited liability company incorporated and existing under the laws of China, having its registered address at 1403A-2200 East Building, Coastal Building, 15 Third Haide Road, Haizhu Community, Yuehai Subdistrict, Nanshan District, Shenzhen City.

Party D:

Xuanji Intelligence (Beijing) Technology Co., Ltd., a limited liability company incorporated and existing under the laws of China, having its registered address at 9016, 9/F, No. 17 East Sanhuan North Road, Chaoyang District, Beijing.

In this Agreement, Party A, Party B, Party C, and Party D are referred to individually as a “Party” and collectively as the “Parties.”

Whereas:

1.

Party A entered into an Equity Interest Transfer Agreement with Wei Wei and Peng Xiaomei separately on April 30, 2020 (“Equity Interest Transfer Agreement”), under which Party A receives the 58% equity interests held by Wei Wei in Party D and 22% equity interests held by Peng Xiaomei in Party D (together with the 58% equity interests held by Wei Wei in Party D, the “Target Equity Interests”) at the transfer consideration of RMB 17.40 million and RMB 6.60 million, respectively (RMB 24.00 million in total). Meanwhile, it was provided in the Equity Interest Transfer Agreement that Party A shall remit the transfer consideration to an account designated by Party B.

2.

Party A entered into a Concerted Action Agreement with Party C on April 30, 2020, under which it was agreed that the two parties shall act in concert within 2 years following the execution date of such agreement, and conduct acts in concert by making same expression of intentions at shareholders’ meetings of the company to exercise joint control and management over the company.

3.

Party A entered into an Intellectual Property License Agreement (together with the Concerted Action Agreement, “Transaction Agreements”) with Party D, Shanghai Anquying Technology Co., Ltd., Ganzhou Aixin Network Micro Finance Co., Ltd. (formerly, Ganzhou Jimu Micro Finance Co., Ltd.), Qilehui Credit Investigation Co., Ltd., Ganzhou Dumiao Intelligence Technology Co., Ltd., Maifen Insurance Brokerage Co., Ltd., Beijing Hongdian Fund Distributor Co., Ltd., Pintec (Beijing) Technology Co., Ltd., and Sikaisite (Beijing) Science and Technology Co., Ltd. (hereinafter referred to as “Licensors” collectively) on April 30, 2020, under which the Licensors and Party D licenses all the intellectual property rights owned and/or controlled by them within the license period to Party A free of charge;

4.	The Parties intend to make supplementary provisions with respect to the agreements above.

The Parties hereby reach this Agreement with the provisions as follows via equal and friendly negotiation, which are to be jointly complied with:

Article 1

Party A and Party C agree that, from the date when this Agreement becomes effective, all the Target Equity Interests received by Party A shall be transferred to Party C, and Party C agrees to receive such Target Equity Interests at the transfer consideration provided in the Equity Interest Transfer Agreement. Party A shall cooperate with Party C to complete the registration of changes with the administration for industry and commerce after the transfer of the Target Equity Interests (in the event of a conflict between the Equity Interest Transfer Agreement for registration with the administration for industry and commerce and this Agreement, this Agreement prevails).

Article 2

The Parties agree that, from the date when this Agreement becomes effective, all the rights, obligations, and liabilities of Party A under the Equity Interest Transfer Agreement will be transferred to Party C, and the rights, obligations, and liabilities between Party A and Party B shall be terminated immediately. Party C, as a new shareholder of Party D, has the rights in the shareholders’ equity and obligations as a shareholder.

Article 3	The account designated by Party B for the payment of the transfer consideration of the Target Equity Interests is as follows:

Account name: Pintec (Beijing) Technology Co., Ltd.

Account No.: ***

Opening bank: China Merchants Bank Co., Ltd. Beijing Wanda Square Branch

Article 4	Party A, Party C, and Party D further agree that, from the date when this Agreement becomes effective, the Transaction Agreements above among Party A, Party C, and Party D shall be terminated.

Article 5

From the date when the Transaction Agreements are invalidated, the rights and obligations of Party A, Party C, and Party D under such Transaction Agreements shall be terminated, and Party A, Party C, and Party D shall no longer enjoy or undertake any rights, obligations, and liabilities arising on the basis of such Transaction Agreements. Each Party automatically waives any right of recourse and right of claim (if any) against other Parties under such Transaction Agreements.

Article 6

This Agreement is governed by the laws of China. In the event of any dispute, the Parties shall resolve such dispute via friendly negotiation. If the Parties fail to resolve such dispute within 30 days after any Party’s request to the other Parties for resolving the dispute via negotiation, any Party may submit the relevant dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its arbitration rules then in effect. The arbitration shall be conducted in Beijing, and the language to be used in the arbitration shall be Chinese. The arbitration award shall be final and be binding on all Parties.

Article 7	This Agreement shall become effective on the execution date. This Agreement is made in five originals, each Party holds one Original, and each Original shall have the same legal force.

Now therefore, this Agreement is duly executed on the date first written above.

[No text below]

[This page is the signature page to the Supplementary Agreement]

Party A:

Liu Yang

By: /s/ Liu Yang

Party B:

Wei Wei

By: /s/ Wei Wei

Peng Xiaomei

By: /s/ Peng Xiaomei

Party C:

Shenzhen Xiaogang Technology Co., Ltd. (Seal)

By: /s/ Wei Shixin

Name: Wei Shixin

Title: Legal representative

Party D:

Xuanji Intelligence (Beijing) Technology Co., Ltd. (Seal)

By: /s/ He Jing

Name: He Jing

Title: Legal representative